Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Information and Results for the First Quarter 2006.

Item 1
1st Quarter 2006

ULTRAPAR PARTICIPAÇÕES S.A.

(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE FIRST QUARTER 2006

(São Paulo, Brazil, May 10, 2006)

Several cost reduction management initiatives and the first benefits of Ultragaz’s distribution structure review have resulted in an increase of 23% in Ultrapar EBITDA, when compared to
4Q05.

➢	CONSOLIDATED EBITDA IN 1Q06 AMOUNTED TO R$ 107 MILLION, UP 23% ON 4Q05, AND DOWN 37% COMPARED TO THE SAME PERIOD IN 2005
➢	ULTRAGAZ'S EBITDA AMOUNTED TO R$ 55 MILLION, UP 22% AND 61%, COMPARED TO 1Q05 AND 4Q05, RESPECTIVELY
➢	OXITENO'S EBITDA AMOUNTED TO R$ 40 MILLION, DOWN 64% AND 4%, COMPARED TO 1Q05 AND 4Q05, RESPECTIVELY

“In this first quarter of the year, some of the initiatives taken to improve company performance have already shown concrete results at Ultragaz. At Oxiteno, we have moved ahead with the implementation of our growth strategy based on increased scale and technology, with the construction of the fatty alcohol plant, expanding production capacity of specialty chemicals and expanding production capacity of ethylene oxide at our Mauá plant, which will have a positive effect on Ultrapar's performance as from 2007. With the growth path of our businesses in Brazil clearly identified, we are reinforcing our focus on the company's expansion in international markets.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A.
UGPA4 = R$ 38.00 / share
 UGP = US$ 17.76 / ADR
(03/31/06)

1st Quarter 2006

Summary of the 1st Quarter 2006

Ultrapar, a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), as well as logistics for chemical products and fuels (Ultracargo), hereby reports the following results for the first quarter 2006:

Profit and Loss Data Ultrapar Consolidated	1Q06	1Q05	4Q05	Δ(%) 1Q06x1Q05	Δ(%) 1Q06x4Q05

Net Sales and Services	1,098	1,137	1,126	(3%)	(2%)
Gross Profit	199	259	181	(23%)	10%
Operating Profit	59	123	38	(52%)	57%
EBITDA	107	168	87	(37%)	23%
Net Earnings	57	101	42	(44%)	36%
Earnings per share*	0.70	1.31	0.51	(47%)	37%
Amounts in R$ million (except EPS)
* Calculated based on the weighted average of the number of shares during the period

Operational Data Ultragaz	1Q06	1Q05	4Q05	Δ(%) 1Q06x1Q05	Δ(%) 1Q06x4Q05

Total Volume (‘000 tons)	355	355	377	0%	(6%)
Bottled	240	239	261	0%	(8%)
Bulk	115	116	116	0%	(1%)

Operational Data Oxiteno	1Q06	1Q05	4Q05	Δ(%) 1Q06x1Q05	Δ(%) 1Q06x4Q05

Total Volume (‘000 tons)	129	120	121	7%	7%
Sales in Brazil	86	84	94	3%	(8%)
Sales outside Brazil	42	36	27	18%	57%

Operational Data Ultracargo	1Q06	1Q05	4Q05	Δ(%) 1Q06x1Q05	Δ(%) 1Q06x4Q05
Effective Storage (‘000 m 3 ) [1]	225	218	232	3%	(3%)
Total Kilometrage (million)	12.6	12.8	13.1	(2%)	(4%)
1 monthly average

Macroeconomic Indicators	1Q06	1Q05	4Q05	Δ(%) 1Q06x1Q05	Δ(%) 1Q06x4Q05
Exchange rate - average (R$/US$)	2.1959	2.6652	2.2509	(18%)	(2%)
Brazilian interest rate (CDI)	4.0%	4.2%	4.3%
Inflation in the period (IPCA)	1.4%	1.8%	1.7%

1st Quarter 2006

Quarterly Highlights

➢	Progress made on the Rio de Janeiro petrochemical complex project – In April the location of the Rio de Janeiro Petrochemical Complex was decided on and announced; it is to be built in the municipalities of São Gonçalo and Itaboraí. The Rio de Janeiro Petrochemical Complex was conceived by Ultrapar, which in view of the growth prospects of the Brazilian economy in the next few years with a potential shortage of petrochemical raw materials, has developed an innovative project for the production of these materials, based on the heavy oil abundant in Brazil. Ultrapar carries out the feasibility studies for this project together with Petrobras.

➢	Award – For the fourth year running, Ultrapar was elected as one of the “Most connected companies in Brazil”, in a survey carried out by Info Exame magazine. Disregarding the companies in which the use of technology is intrinsic to the business, such as banks and technological/communication companies, Ultrapar was considered by Info Exame magazine to be the fifth most connected company in Brazil in 2005.

Ultrapar in the Macroeconomic Scenario

The successive cuts in the interest rate bring good prospects for the general performance of the Brazilian economy this year. The first quarter has already shown signs of industrial recovery, with a pickup in the pace of production compared to the first quarter 2005, driven by more intense domestic demand. On the other hand, the continuous appreciation of the Brazilian Real has caused negative impacts in certain sectors, reducing competitiveness in exports and in face of imported products. The price per barrel of oil on the international market continued in a high level.

Ultrapar ended 1Q06 with EBITDA of R$ 107 million, down 37% compared to 1Q05, but up 23% compared to 4Q05, due to the 61% increase in Ultragaz’s EBITDA and the EBITDA stability in the other businesses.

Specific market initiatives at Oxiteno enabled the company to report a good sales performance in the domestic market, with a rise of 3% in volume sold compared to 1T05, despite a reduction in sales volume to some sectors of the Brazilian economy, which suffered from competition from imported end-products -particularly in the textile and PET resin segments. EBITDA at Oxiteno amounted to R$ 40 million in 1Q06, 64% below the EBITDA reported in 1Q05, basically due to the appreciation in the Real of 18%, the effect of high oil and naphtha prices and last year’s drop in international petrochemical commodity prices.

At Ultragaz, the start of the distribution structure review has already shown its first positive results – despite a sales volume very similar to that seen in 1Q05, Ultragaz's EBITDA amounted to R$ 55 million in 1Q06, an increase of 22% compared to the same period a year earlier.

EBITDA at Ultracargo amounted to R$ 9 million in 1Q06, compared to R$ 10 million in 1Q05, principally affected by: (i) the temporary non-availability of certain tanks at Suape as a result of expansion work and (ii) the inter-harvest period, which reduces the operations’ level at the Santos Intermodal Terminal.

Quarterly EBITDA
(R$ millions)

1st Quarter 2006

Operational Performance

Ultragaz - In 1Q06, Brazil's LPG market expanded by 1.3% compared to the same period in 2005. In this same period, Ultragaz's sales volume totaled 355 thousand tons, flat compared to 1Q05. The level sales performance in relation to the market already reflects a number of initiatives taken as part of Ultragaz’s distribution structure review. Compared to 4Q05, sales volume at Ultragaz saw a retraction of 6%, as a result of seasonal effects between the two periods.

Both the bottled and bulk segments remained flat in relation to 1Q05. In the large bulk segment, the reversal seen in falling sales volume reflects the revision of the use of LPG vis à vis the natural gas, driven by the uncertainties regarding natural gas supply from Bolivia.

Sales Volume – Ultragaz (in thousand tons)

Oxiteno - Total sales volume at Oxiteno amounted to 129 thousand tons in 1Q06, up 7% in relation to 1Q05. In this same period, sales in the domestic market increased by 2.5 thousand tons, or 3%, compared to 1Q05, basically due to increased sales in the paints, varnishes, cosmetics and detergents segments. Export markets saw an increase of 6.4 thousand tons, or 18%, compared to 1Q05, as a consequence of (i) higher sales to China and (ii) a 27% increase in the volume sold by Canamex.

Compared to 4Q05, Oxiteno's sales volume increased by 7%, as a result of increased exports. In 4Q05, Oxiteno's exports were impacted by a stoppage to replace the catalysts in the Camaçari plant.

Sales Volume – Oxiteno (in thousand tons)

Ultracargo – The average storage levels of Ultracargo, measured in cubic meters, increased by 3% in 1Q06, compared to 1Q05, due to the start-up of operations at the Santos Intermodal Terminal – TIS, in mid-2005. Compared to 4Q05, average storage levels saw a retraction of 3%, as a consequence of the temporary non-availability of various tanks at Suape, due to expansion works.

1st Quarter 2006

Economic- Financial Performance

Net Sales and Services - Ultrapar's net consolidated sales and services in 1Q06 amounted to R$ 1,097.7 million, down 3% compared to the same quarter in 2005 and down 2% in relation to 4Q05.

Net Sales and Services (in R$ million)

Ultragaz – Net sales at Ultragaz amounted to R$ 694.2 million in 1Q06, up 3% compared to 1Q05, as a result of the market repositioning brought about by the company's distribution structure review. Compared to 4Q05, net sales decreased by 4%.

Oxiteno – Oxiteno’s net sales in 1Q06 amounted to R$ 357.4 million, down 15% compared to 1Q05, basically due to: (i) the 18% stronger Real, partially offset by an increase of 7% in sales volume and (ii) the drop in the international glycol price in 2005. Compared to 4Q05, despite a stronger Real, Oxiteno's net sales were up 1%, due to a 7% increase in sales volume.

Ultracargo – Ultracargo reported net services of R$ 58.1 million in 1Q06, up 7% compared to 1Q05, due basically to (i) the additional revenue from TIS and (ii) contractual tariffs readjustments. Compared to 4Q05, net services saw a reduction of 3%, basically due to lower operational volume.

Cost of Sales and Services – Ultrapar's cost of sales and services in 1Q06 amounted to R$ 898.7 million, up 2% compared to 1Q05, but down 5% in relation to 4Q05.

Ultragaz – The cost of sales in the quarter increased by 2% compared to 1Q05, basically due to an increase in freight costs, as a result of fuel price increases during last year, and the rise in personnel costs, as a result of annual collective wage increase agreement in 2005. Compared to 4Q05, the cost of sales was down 8%, or R$ 48.3 million, due to: (i) a reduction of 6% in sales volume and (ii) the initiatives taken as part of the company's distribution structure review, including the effect of non-recurring costs reported in 4Q05.

Oxiteno – Oxiteno's cost of sales in 1Q06 amounted to R$ 279.2 million, up 3% compared to 1Q05, due to (i) an increase in sales volume and the rise in the dollar cost of ethylene, partially offset by the appreciation in the Real, and (ii) an increase in fixed costs, as a result of a reduction in the finished goods inventory. Compared to 4Q05, the cost of sales increased by 2% as a result of a 7% increase in sales volume and the effect of the 2% appreciation in the Brazilian Real.

1st Quarter 2006

Ultracargo – The cost of services provided by Ultracargo in 1Q06 was up by 4%, compared to the same quarter in 2005, principally as a result of (i) the start-up of operations at the Santos Intermodal Terminal, (ii) the increase in fuel costs, and (iii) increased salaries as a result of the annual collective wage agreement. When compared to 4Q05, Ultracargo's cost of services was down by 9%, basically due to lower operational volume.

Sales, General and Administrative Expenses – In 1Q06, Ultrapar's sales, general and administrative expenses amounted to R$ 140.4 million, up 2% compared to 1Q05, and down 1% compared to 4Q05.

Ultragaz – Sales, general and administrative expenses at Ultragaz amounted to R$ 74.1 million, up 2% compared to 1Q05, principally due to an increase in personnel expenses, in accordance with the annual collective wage agreement. Compared to 4Q05, sales, general and administrative expenses were down by 2%, the result of a 12% drop in sales expenses – in 4Q05 there were non-recurring expenses related to the company's distribution structure review.

Oxiteno – Oxiteno's sales, general and administrative expenses amounted to R$ 49.1 million in 1Q06, 6% lower than in 1Q05, due to a reduction in the provision for employee profit sharing, partially offset by an increase in freight expenses, in line with the rise in volume sold. Compared to 4Q05, there was a reduction of R$ 0.4 million, or 1%.

Ultracargo – Sales, general and administrative expenses at Ultracargo amounted to R$ 18.4 million in 1Q06, a 36% increase compared to the same period in 2005, basically due to expansion in the size of the operational workforce (including truck drivers, vehicle maintenance staff and internal logistics operations staff), as a result of new operations, and the increase in staff salaries as a result of the annual collective wage agreement. Compared to 4Q05, there was an increase of R$ 0.3 million, or 2%.

EBITDA – Ultrapar's EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 106.6 million in 1Q06, 37% lower than in 1Q05, but 23% higher than in 4Q05.

Ultragaz – EBITDA at Ultragaz amounted to R$ 55.3 million in 1Q06, 22% and 61% higher than the respective figures reported in 1Q05 and 4Q05, as a result of market repositioning and operational efficiencies driven by the company's distribution structure review.

Oxiteno – Oxiteno ended 1Q06 with EBITDA of R$ 40.5 million, a 64% reduction compared to 1Q05, basically as a result of the appreciation in the Brazilian Real on the company's sales, the high oil price level and the drop in international petrochemical commodity prices in 2005. Compared to 4Q05, this reduction amounted to 4%, basically due to the appreciation in the Real.

Ultracargo – EBITDA at Ultracargo amounted to R$ 9.3 million, down 7%, or R$ 0.7 million, compared to 1Q05, basically due to the new operations in the ramp up phase. However, compared to 4Q05, EBITDA saw an improvement of 16%.

EBITDA (in R$ million)

Financial Result – Ultrapar reported net financial revenues of R$ 12 million in 1Q06 compared to net financial expenses of R$ 9 million in 1Q05. This improvement in the financial result is explained by (i) the

1st Quarter 2006

non-recurring positive effect of R$ 16 million, the result of winning a court case in regard PIS and COFINS taxes, explained in further detail below and (ii) an increase in the company's net cash position, which amounted to R$ 127 million at the end of 1Q06, compared to a net debt of R$ 18 million at the end of 1Q05.

Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. In March 2006 the Federal Supreme Court decided one of the lawsuits favorable to Ultrapar. The amount of R$ 16 million booked in the financial result refers only to the amount disputed by Ultragaz. Ultrapar has other subsidiaries which are also disputing this issue, but which have yet to have their cases ruled on. Should these subsidiaries also obtain a favorable final court decision, Ultrapar estimates that the total effect on the financial result will be an additional R$ 42 million, net of legal fees.

Benefit of tax holidays – Ultrapar's operations generated R$ 11.4 million in benefits of tax holidays in 1Q06, compared to R$ 20.9 million generated in 1Q05. The drop in benefits of tax holidays reflects the company’s lower pre-tax income and the increase in the proportion of income generated by Ultragaz, which enjoys lower benefit of tax holidays.

Net Earnings – Ultrapar's net consolidated earnings in 1Q06 amounted to R$ 57 million, down 44% compared to 1Q05, but up 36% compared to 4Q05.

Investments – Total capital expenditure (CAPEX) in the quarter amounted to R$ 54 million, distributed as follows:

  At Ultragaz the main investments were made in the expansion of the small bulk segment (UltraSystem) and the replacement of cylinders.

  At Oxiteno, progress was made in the implementation of its growth strategy based on increased scale and technology, having invested R$ 19 million of the total CAPEX in the quarter on its expansion projects, principally in the building of its fatty alcohols plant, expanding the production capacity of its specialty chemicals and expanding production capacity of ethylene oxide at its plant in Mauá.

  At Ultracargo, capital expenditure was mainly made in expanding tank storage capacity and the construction of a pipeline at the Suape terminal to receive imported raw material for a new plant located at the industrial complex of Suape, scheduled to begin construction in mid-2006.
Consolidated capital expenditure and acquisitions, net of disposals R$ million

1st Quarter 2006

Ultrapar In the Capital Markets

The first quarter of 2006 saw a significant upward move in Brazilian equity markets, with the Ibovespa appreciating by 13% and the IBX, by 14%, as well as the initial public offering of several companies on Bovespa. During this period, Ultrapar's shares appreciated by 17%, with an average daily traded volume of R$ 5.9 million, up 6% compared to the same period in 2005.

Price Comparison: UGPA4 vs. Ibovespa vs. IBX (base 100)	Average Daily Traded Volume (R$ million)

Outlook

Recent industrial production data for the first quarter of the year indicates that the economy is starting to pick up with the prospect of a balance between supply and demand, which is allowing Brazilian Central Bank to continue to reduce interest rates, without affecting the inflation rate. At Ultragaz, the implementation of the distribution structure review will continue to be carried out in a fast pace, improving profitability levels for the company. In the chemicals business, investments in expansion are proceeding as planned, which will bring more production volume on stream as from next year. In the short term, the behavior of macroeconomic indicators, such as the exchange rate and the oil price, are likely to continue to have a significant influence on Oxiteno performance. At Ultracargo we estimate that from mid-2006 onwards, benefits from the increased utilization of the Santos Terminal will start to become visible. Finally, we are continuing to examine acquisition opportunities in our three businesses, both in Brazil and internationally, always with a focus on generating value for our shareholders.

1st Quarter 2006

Forthcoming Events

Conference Call/ Webcast for market analysts: May 12, 2006

Ultrapar will be holding a conference call for market analysts on May 12, 2006, to comment on the company's performance in the first quarter 2006 and the future outlook. A presentation will be available for download from the company web site one hour before the start of the conference calls.

Brazilian conference call : 11.00 a.m. (Brasília time)
Telephone number for registration (by May 11, 6 p.m.): 55 11 2103-1687
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection please call 5 minutes before the conference call on telephone number 55 11 2101-1490.

International conference call: 12.00 midday (Brasília time) / 11:00 a.m. (Eastern Standard Time, New York)
Brazilian participants: 0-800-891-3951
US participants : 1-800-865-4415
International participants : +1 (973) 935-2402
Code : Ultrapar or 7309557

WEBCAST live via internet on site www.ultra.com.br. Please connect 15 minutes in advance.

1st Quarter 2006

Operational and Market Information

Financial focus	1Q06	1Q05	4Q05

Ultrapar - EBITDA margin	10%	15%	8%
Ultrapar -Net Margin	5%	9%	4%

Productivity	1Q06	1Q05	4Q05

Ultragaz - EBITDA R$/ton	10%	15%	8%
Oxiteno - EBITDA R$/ton	5%	9%	4%

Focus on Human Resources	1Q06	1Q05	4Q05

Number of employees: Ultrapar	6,981	6,789	6,992
Number of employees: Ultragaz	4,377	4,423	4,424
Number of employees: Oxiteno	1,214	1,150	1,210
Number of employees: Ultracargo	1,178	1,011	1,151

Focus on Capital Markets	1Q06	1Q05	4Q05

Quantity of Shares (million)	81,325	80,145	81,325
Market Value (1) – R$ million	2,791	3,614	2,818

Bovespa
Average Daily Volume (shares)	73,065	81,615	64,515
Average Daily financial Volume (R$ ’000)	2,507	3,726	2,236
Average share price (R$ /share)	34.3	45.1	34.7

NYSE
Quantity of ADRs [2] (‘000 ADRs)	11,319	5,767	9,902
Average Daily Volume (ADRs)	96,398	45,124	50,841
Average Daily Financial Volume (US$ ’000)	1.528	775	775
Average price (US$ / ADRs)	15.9	16.70	15.3

Total [3]
Average Daily Volume (shares)	169,463	130,846[4]	115,356
Average Daily Financial Volume (R$ ’000)	5,851	5,566[4]	3,959

[1] Calculated based on the weighted average price in the period [2] ADR = 1000 preferred shares [3] Total = BOVESPA + NYSE1 [4] Retroactively adjusted for the stock dividend held on February 2005

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information please contact:
 Investor Relations Management - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

1st Quarter 2006

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
 In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2006	2005	2005

ASSETS
Cash and cash equivalents	1,085.1	152.6	1,250.9
Trade accounts receivable	335.0	365.5	343.3
Inventories	208.4	245.9	191.7
Other	100.6	122.9	102.4

Total Current Assets	1,729.1	886.9	1,888.3

Investments	32.4	34.2	32.3
Property, plant and equipment	1,070.2	1,051.5	1,072.7
Deferred charges	102.5	96.7	98.3
Long term investments	382.1	347.7	372.7
Other long term assets	165.1	112.0	160.8

Total Long Term Assets	1,752.3	1,642.1	1,736.8

TOTAL ASSETS	3,481.4	2,529.0	3,625.1

LIABILITIES
Loans and financing	129.7	290.0	135.9
Debentures	4.2	-	17.9
Suppliers	94.4	78.2	90.9
Payroll and related charges	56.3	63.2	66.1
Taxes	14.8	17.0	12.0
Other accounts payable	21.1	21.5	117.4

Total Current Liabilities	320.5	469.9	440.2

Loans and financing	905.9	227.9	978.6
Debentures	300.0	-	300.0
Income and social contribution taxes	24.5	32.5	24.1
Other long term liabilities	46.3	68.4	62.4

Total Long Term Liabilities	1,276.7	328.8	1,365.1

TOTAL LIABILITIES	1,597.2	798.7	1,805.3

STOCKHOLDERS' EQUITY
Capital	946.0	898.8	946.0
Capital reserve	0.4	0.2	0.3
Revalution reserves	14.6	16.0	15.0
Profit reserves	829.0	685.3	828.9
Retained earnings	63.4	101.1	-

Total Stockholders' Equity	1,853.4	1,701.4	1,790.2

Minority Interests	30.8	28.9	29.6

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,884.2	1,730.3	1,819.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	3,481.4	2,529.0	3,625.1

Cash and Long term investments	1,467.2	500.3	1,623.6
Debt	1,339.8	517.9	1,432.4

Net cash (debt)	127.4	(17.6)	191.2

1st Quarter 2006

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
 In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2006	2005	2005	2006	2005

Net sales and services	1,097.7	1,137.0	1,125.5	1,097.7	1,137.0

Cost of sales and services	(898.7)	(878.2)	(944.5)	(898.7)	(878.2)

Gross profit	199.0	258.8	181.0	199.0	258.8

Operating expenses
Selling	(46.0)	(43.7)	(49.0)	(46.0)	(43.7)
General and administrative	(63.8)	(62.2)	(60.8)	(63.8)	(62.2)
Depreciation and amortization	(30.6)	(31.4)	(32.0)	(30.6)	(31.4)

Other operating income (expenses)	0.6	1.2	(1.4)	0.6	1.2

Income before equity and financial
results	59.2	122.7	37.8	59.2	122.7

Financial results	12.4	(8.8)	0.9	12.4	(8.8)
Financial expenses	(32.3)	(15.8)	(24.5)	(32.3)	(15.8)
Financial income	33.7	13.1	31.3	33.7	13.1
Taxes on financial activities	11.0	(6.1)	(5.9)	11.0	(6.1)
Equity in earnings (losses) of affiliates
Affiliates	-	(0.1)	0.2	-	(0.1)

Nonoperating income (expense)	(2.1)	(1.8)	1.5	(2.1)	(1.8)

Income before taxes and profit sharing	69.5	112.0	40.4	69.5	112.0

Provision for income and social contribution tax	(23.0)	(31.4)	(7.4)	(23.0)	(31.4)
Benefit of tax holidays	11.4	20.9	9.1	11.4	20.9

Income before minority interest	57.9	101.5	42.1	57.9	101.5

Minority interest	(1.1)	(0.7)	(0.4)	(1.1)	(0.7)

Net Income	56.8	100.8	41.7	56.8	100.8

EBITDA	106.6	168.2	86.5	106.6	168.2
Depreciation and amortization	47.4	45.5	48.7	47.4	45.5
Investments	54.4	50.9	59.6	54.4	50.9

RATIOS

Earnings / share - R$	0.70	1.31	0.51	0.70	1.31

Net debt / Stockholders' equity	Na	0.01	Na
Net debt / LTM EBITDA	Na	0.03	Na
Net interest expense / EBITDA	Na	0.05	Na	Na	0.05
Gross margin	18%	23%	16%	18%	23%
Operating margin	5%	11%	3%	5%	11%
EBITDA margin	10%	15%	8%	10%	15%

1st Quarter 2006

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
 In millions of reais - Accounting practices adopted in Brazil

	MAR

	2006	2005

Cash Flows from operating activities	52.2	70.3
Net income	56.8	100.8
Minority interest	1.1	0.7
Depreciation and amortization	47.4	45.5
Working capital	(19.3)	(88.1)
Financial expenses (A)	(23.6)	11.5
Deferred income and social contribution taxes	(0.6)	(4.4)
Other (B)	(9.6)	4.3

Cash Flows from investing activities	(54.4)	(50.9)
Additions to property, plant, equipment and deferred charges (C)	(54.4)	(50.9)
Acquisition of minority interests (including treasury shares)	-	-

Cash Flows from (used in) financing activities	(154.1)	(116.2)
Short term debt, net	(78.4)	(39.3)
Issuances	12.1	12.8
Debt payments	-	(18.1)
Related companies	(1.3)	0.2
Dividends paid (D)	(86.5)	(71.8)
Increase of capital	-	-

Net increase (decrease) in cash and cash equivalents	(156.3)	(96.8)

Cash and cash equivalents at the beginning of the period (E)	1,623.6	597.1

Cash and cash equivalents at the end of the period (E)	1,467.3	500.3

Supplemental disclosure of cash flow information
Cash paid for interest (F)	33.8	5.4
Cash paid for taxes on income (F)	1.7	8.0

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

1st Quarter 2006

ULTRAGAZ PARTICIPAÇÕES LTDA. CONSOLIDATED BALANCE SHEET In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2006	2005	2005

OPERATING ASSETS
Trade accounts receivable	155.7	156.1	160.3
Inventories	45.0	30.9	34.6
Other	14.7	34.1	20.6
Property, plant & equipment	411.0	441.2	423.1
Deferred charges	74.4	67.6	71.0

TOTAL OPERATING ASSETS	700.8	729.9	709.6

OPERATING LIABILITIES
Suppliers	22.3	17.8	32.2
Payroll and related charges	28.6	31.3	30.3
Taxes	3.8	2.8	3.5
Other accounts payable	2.2	4.7	2.8

TOTAL OPERATING LIABILITIES	56.9	56.6	68.8

ULTRAGAZ PARTICIPAÇÕES LTDA. CONSOLIDATED STATEMENT OF INCOME In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2006	2005	2005	2006	2005

Net sales	694.2	672.3	724.2	694.2	672.3

Cost of sales and services	(593.6)	(583.1)	(641.9)	(593.6)	(583.1)

Gross profit	100.6	89.2	82.3	100.6	89.2
Operating expenses
Selling	(24.4)	(23.5)	(27.7)	(24.4)	(23.5)
General and administrative	(21.5)	(20.1)	(18.5)	(21.5)	(20.1)
Depreciation and amortization	(28.2)	(29.2)	(29.6)	(28.2)	(29.2)

Other operating results	0.5	(0.2)	(1.7)	0.5	(0.2)

EBIT	27.0	16.2	4.8	27.0	16.2

EBITDA	55.3	45.4	34.4	55.3	45.4
Depreciation and amortization	28.2	29.2	29.6	28.2	29.2

RATIOS
Gross margin	14%	13%	11%	14%	13%
Operating margin	4%	2%	1%	4%	2%
EBITDA margin	8%	7%	5%	8%	7%

1st Quarter 2006

OXITENO S/A - INDÚSTRIA E COMÉRCIO CONSOLIDATED BALANCE SHEE In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2006	2005	2005

OPERATING ASSETS
Trade accounts receivable	160.4	189.5	163.8
Inventories	159.9	212.4	153.6
Other	44.6	37.2	34.2
Property, plant & equipment	457.2	408.5	446.7
Deferred charges	10.5	5.4	8.7

TOTAL OPERATING ASSETS	832.6	853.0	807.0

OPERATING LIABILITIES
Suppliers	67.1	52.6	54.4
Payroll and related charges	19.1	22.6	26.6
Taxes	7.1	7.0	5.3
Other accounts payable	2.3	18.4	11.1

TOTAL OPERATING LIABILITIES	95.6	100.6	97.4

OXITENO S/A - INDÚSTRIA E COMÉRCIO CONSOLIDATED STATEMENT OF INCOME In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2006	2005	2005	2006	2005

Net sales	357.4	422.8	354.2	357.4	422.8
Cost of goods sold
Variable	(242.9)	(241.7)	(236.3)	(242.9)	(241.7)
Fixed	(26.9)	(20.7)	(28.4)	(26.9)	(20.7)
Depreciation and amortization	(9.4)	(8.4)	(9.1)	(9.4)	(8.4)

Gross profit	78.2	152.0	80.4	78.2	152.0

Operating expenses
Selling	(21.2)	(20.1)	(21.0)	(21.2)	(20.1)
General and administrative	(25.9)	(30.1)	(26.6)	(25.9)	(30.1)
Depreciation and amortization	(2.0)	(1.9)	(1.9)	(2.0)	(1.9)
Other operating results	-	1.3	0.3	-	1.3

EBIT	29.1	101.2	31.2	29.1	101.2

EBITDA	40.5	111.4	42.2	40.5	111.4

Depreciation and amortization	11.4	10.2	11.0	11.4	10.2
RATIOS
Gross margin	22%	36%	23%	22%	36%
Operating margin	8%	24%	9%	8%	24%
EBITDA margin	11%	26%	12%	11%	26%

1st Quarter 2006

ULTRACARGO PARTICIPAÇÕES LTDA. CONSOLIDATED BALANCE SHEET In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2006	2005	2005

OPERATING ASSETS
Trade accounts receivable	23.9	21.1	25.0
Inventories	3.5	2.6	3.5
Other	6.0	6.3	4.5
Property, plant & equipment	192.7	191.4	193.7
Deferred charges	8.0	6.5	7.7

TOTAL OPERATING ASSETS	234.1	227.9	234.4

OPERATING LIABILITIES
Suppliers	10.3	8.9	9.8
Payroll and related charges	8.5	9.2	9.1
Taxes	2.8	4.3	2.5
Other accounts payable	-	2.0	0.1

TOTAL OPERATING LIABILITIES	21.6	24.4	21.5

ULTRACARGO PARTICIPAÇÕES LTDA. CONSOLIDATED STATEMENT OF INCOME In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2006	2005	2005	2006	2005

Net sales	58.1	54.3	59.8	58.1	54.3

Cost of sales and services	(38.0)	(36.7)	(41.5)	(38.0)	(36.7)

Gross profit	20.1	17.6	18.3	20.1	17.6

Operating expenses
Selling	(0.4)	(0.1)	(0.4)	(0.4)	(0.1)
General and administrative	(17.9)	(13.3)	(17.5)	(17.9)	(13.3)
Depreciation and amortization	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)

Other operating results	-	-	-	-	-
EBIT	1.7	4.1	0.2	1.7	4.1

EBITDA	9.3	10.0	8.0	9.3	10.0
Depreciation and amortization	7.6	5.9	7.8	7.6	5.9

RATIOS

Gross margin	35%	32%	31%	35%	32%
Operating margin	3%	8%	0%	3%	8%
EBTIDA margin	16%	18%	13%	16%	18%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
 In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

(US$ millions)	2006	2005	2005	2006	2005

Net sales
Ultrapar	499.9	426.6	500.0	499.9	426.6
Ultragaz	316.1	252.3	321.7	316.1	252.3
Oxiteno	162.8	158.6	157.4	162.8	158.6
Ultracargo	26.5	20.4	26.6	26.5	20.4

EBIT
Ultrapar	27.0	46.0	16.8	27.0	46.0
Ultragaz	12.3	6.1	2.1	12.3	6.1
Oxiteno	13.3	38.0	13.9	13.3	38.0
Ultracargo	0.8	1.5	0.1	0.8	1.5

Operating margin
Ultrapar	5%	11%	3%	5%	11%
Ultragaz	4%	2%	1%	4%	2%
Oxiteno	8%	24%	9%	8%	24%
Ultracargo	3%	8%	0%	3%	8%

EBITDA
Ultrapar	48.6	63.1	38.4	48.6	63.1
Ultragaz	25.2	17.0	15.3	25.2	17.0
Oxiteno	18.4	41.8	18.7	18.4	41.8
Ultracargo	4.2	3.8	3.6	4.2	3.8

EBITDA margin
Ultrapar	10%	15%	8%	10%	15%
Ultragaz	8%	7%	5%	8%	7%
Oxiteno	11%	26%	12%	11%	26%
Ultracargo	16%	18%	13%	16%	18%

Net income
Ultrapar	25.9	37.8	18.5	25.9	37.8

Net income / share (US$)	0.32	0.49	0.23	0.32	0.49

1st Quarter 2006

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
 In millions of reais - Accounting practices adopted in Brazil

Loans and debentures	Balance in March/2006					Index/	Interest Rate %		Maturity and Amortization
						Currency (*)	Maximum	Minimum	Schedule
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated
Foreign Currency
Sindicated loan	-	132.2	-	-	132.2	US$	5.1	5.1	Semiannually to 2008
Financings for Property Plant & Equipment	-	9.2	-	-	9.2	MX$ + TIIE (*)	1.5	2.0	Semiannually to 2010
Working capital loan	-	2.8	-	-	2.8	MX$ + TIIE (*)	1.0	1.0	Monthly to 2006
Export prepayment, net of linked operations	-	23.2	-	-	23.2	US$	4.2	6.9	Semiannually to 2008
Foreign financing	-	26.1	-	-	26.1	US$ + LIBOR	2.0	2.0	Semiannually to 2009
Notes	554.0	-	-	-	554.0	US$	7.3	7.3	Semiannually to 2015
National Bank for Economic
and Social Development - BNDES	13.7	3.3	4.0	-	21.0	UMBNDES(*)/US$	8.3	10.5	Monthly to 2011
Advances on Foreign Exchange Contracts	-	4.8	-	-	4.8	US$	4.5	5.2	Maximum of 60 days
Subtotal	567.7	201.6	4.0	-	773.3

Local Currency
National Bank for Economic	79.9	41.3	48.4	-	169.6	TJLP (*)	1.5	4.9	Monthly to 2011
and Social Development - BNDES	-	8.9	-	-	8.9	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery
and Equipment (FINAME)	0.9	11.3	35.6	-	47.8	TJLP (*)	1.8	4.9	Monthly to 2011
Research and projects financing (FINEP)	-	35.6	-	-	35.6	TJLP (*)	(2.0)	(2.0)	Monthly to 2009
Debentures	-	-	-	304.2	304.2	CDI (*)	102.5	102.5	Semiannually to 2008
Other	-	-	0.3	-	0.3	-	-	-
Subtotal	80.8	97.1	84.3	304.2	566.4
Total	648.5	298.7	88.3	304.2	1,339.7

Composition per Annum
Up to 1 Year	58.1	52.1	19.4	4.2	133.8
From 1 to 2 Years	26.4	39.8	24.5	300.0	390.7
From 2 to 3 Years	19.8	158.9	21.5	-	200.2
From 3 to 4 Years	6.3	40.1	18.4	-	64.8
Thereafter	537.9	7.8	4.5	-	550.2
Total	648.5	298.7	88.3	304.2	1,339.7

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in March/2006

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and Long term investments	44.0	1,020.2	29.0	373.5	0.5	1,467.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	May 10, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(1st quarter 2006 Earnings Results, May 10, 2006)